Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-48174, No. 333-148915, No. 333-190121 and No. 333-224641), of our reports dated March 13, 2025 with respect to the consolidated financial statements of Denison Mines Corp. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity and cash flow for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2024, which reports appear in Exhibit 99.1 to this Form 6-K of the Entity dated March 14, 2025.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 14, 2025

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